Suzanne Sawochka Hooper
(650) 843-5180
hooperss@cooley.com
January 13, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Russell Mancuso
RE:	Cardica, Inc. Registration Statement on Form S-3 Filed December 15, 2010 File No. 333-171195
Ladies and Gentlemen:
On behalf of our client, Cardica, Inc. (the “Company”), we are electronically transmitting a conformed copy of the Company’s Amendment No. 1 to its registration statement on Form S-3 No. 333-171195 (the “Registration Statement”), marked to show changes to the Registration Statement as filed with the Commission on December 15, 2010. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 1.
Amendment No. 1 is being filed in response to your letter dated January 6, 2011, setting forth the Staff’s comments regarding the Registration Statement.
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Registration Statement.
1.	Please tell us why you believe it is appropriate to include prospectuses for two offerings in one registration statement. Include your analysis of all authority on which you rely and your analysis of whether the combination of offerings into a single registration statement affects the clarity of your securities transactions to investors.

The Company notes that while it would have been possible to include shares that may be sold by each of the selling stockholders identified in the Registration Statement in a single prospectus within the Registration Statement, the Company determined to utilize two separate prospectuses to enhance clarity to investors. As the Staff is aware, the Registration Statement relates to different types of resale transactions: one in which the Company has already received proceeds (the Intuitive Surgical Operations transaction), and another in which the Company has not yet received the proceeds (the Aspire Capital transaction). In light of the differences between the transactions, the Company believes that it is clearer to investors to set forth the transactions in two prospectuses rather than
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Two
to combine them into a single prospectus. To maximize clarity to investors, the Company plans to file each prospectus pursuant to Rule 424 promulgated under the Securities Act of 1933, as amended, after the Registration Statement has become effective. The Company believes that using separate prospectuses for the transactions contemplated by the Registration Statement, with the contemplated filing of each of the separate prospectuses under Rule 424 following effectiveness of the Registration Statement, provides appropriate clarity for investors while avoiding the administrative burden of two separate registration statements for the resale of the Company’s common stock.
While we are not aware of any specific rule that permits or precludes the use of multiple prospectuses within a single registration statement on Form S-3, we are aware of the following Staff guidance, which supports the use of multiple prospectuses within a single registration statement on Form S-3:
•	The Staff’s Compliance and Disclosure Interpretations (“C&DIs”) pertaining to Form S-3, Question 123.04, which provides:

“Question: May the description of securities registered on Form S-3 be set forth in a different “core” prospectus for each particular class of securities so that, for example, offerings of preferred stock and senior notes off the shelf could use different “core” prospectuses?

Answer: Yes. The use of multiple “core” prospectuses is consistent with the requirements of the form and Securities Act Rule 430B. [Feb. 27, 2009]”

•	The Staff’s Telephone Interpretation #23 pertaining to Form S-3, which provides:

“A registrant asked whether the description of securities registered in Form S-3 could be set forth in a different “core” prospectus for each particular class of securities, so that, for example, offerings of preferred stock and senior notes off the shelf could use different “core” prospectuses. Upon reconsideration, it is the Division staff’s view that the use of multiple “core” prospectuses is consistent with the requirements of the form. If the equity prospectus does not describe the terms of the debt securities, or vice versa, the issuer should undertake to supplement the applicable prospectus with disclosure of any debt/equity terms that investors of the other securities would deem material (e.g., debt terms triggered by change-in-control may be material to equity holders).”

•	The Staff’s Telephone Interpretation #42 pertaining to Rule 415(a)(1)(x) and Form S-3, which provides:

“The Division staff permits issuers to register on a single shelf registration statement asset-backed securities supported by more than one category of
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Three
underlying assets without specifying the amount of each type to be offered. The Division staff requires, however, that the registration statement specifically identify the various asset categories and include a separate core prospectus for each such category. In considering whether a separate core prospectus is required, the Division staff will consider whether the assets described are intended to be pooled together or securitized separately. If the latter, separate core prospectuses ordinarily would be required.”
While none of the foregoing guidance addresses the specific transactions contemplated by the Registration Statement, we believe that the foregoing guidance generally supports the use of multiple prospectuses within a single registration statement on Form S-3.
Selling Stockholder, page 23
2.	Please disclose the amount that the selling stockholder paid for the offered securities and the date that you received all such consideration.

The Company has revised its disclosure on page 23 of Amendment No. 1 to disclose the amount that the selling stockholder paid for the offered securities and the date that the Company received all such consideration.
Prospectus Cover Page
3.	Please tell us how you plan to comply with Form S-3 General instruction I.B.6. We note your disclosure in the third paragraph that the aggregate market value of your common stock held by non-affiliates was $49,307,474 on December 13, 2010. We also note that you intend to sale up to $10,000,000 of securities pursuant to General Instruction I.B.6 pursuant to this registration statement and that you intend to sale up to $40,000,000 of common stock, warrants, and units pursuant to another registration statement filed on Form S-3 on December 15, 2010, file number 333-171197.

As of the date of filing of the Registration Statement and the Company’s Registration Statement with file number 333-171197, the aggregate market value of the Company’s common stock held by non-affiliates (the “non-affiliate float”) was, depending upon the determination of “affiliate” status of certain stockholders, less than $75 million. Accordingly, the Company included on the cover page of the prospectus included in the Registration Statement the applicable legend relating to Form S-3 General instruction I.B.6.

On January 10, 2011, the closing price of the Company’s common stock was $4.99 and, with non-affiliates holding at least 15,237,226 shares of the Company’s common stock, the Company’s non-affiliate float was more than $76 million as of such date.

The Company notes that Instruction 3 to General instruction I.B.6 provides:
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Four
“If the aggregate market value of the registrant’s outstanding voting and nonvoting common equity computed pursuant to General Instruction I.B.6. equals or exceeds $75 million subsequent to the effective date of this registration statement, then the one-third limitation on sales specified in General Instruction I.B.6(a) shall not apply to additional sales made pursuant to this registration statement on or subsequent to such date and instead the registration statement shall be considered filed pursuant to General Instruction I.B.1.”

Release No. 33-8878, Revisions to the Eligibility Requirements for Primary Securities Offerings on Forms S-3 and F-3, provides that a registrant is no longer subject to the one-third limitation on sales specified in General Instruction I.B.6(a) once its non-affiliate float has exceeded $75 million until the registrant next updates a registration statement pursuant to Section 10(a)(3) by filing its Form 10-K.

In light of both Instruction 3 to General Instruction I.B.6 and the referenced adopting release, the limitation on the use of the Registration Statement set forth in General Instruction I.B.6(a) is not applicable to the Company until at least the date on which the Company files its Annual Report on Form 10-K for its fiscal year ending June 30, 2011. Accordingly, the Company has revised the prospectus cover page of Amendment No. 1 to remove the legend relating to General Instruction I.B.6.
The Aspire Capital Transaction, page 24
General, page 24
4.	Please revise to clarify whether the obligations of Aspire Capital Fund, LLC under your common stock purchase agreement are transferable. We note your disclosure of “donees, pledgees, transferees or other successors in interest” in the fourth paragraph on page 27.

The Company has revised its disclosure on page 27 of Amendment No. 1 to clarify that the obligations of Aspire Capital Fund, LLC under the common stock purchase agreement are not transferable and to remove the disclosure related to donees, pledgees, transferees or other successors in interest. In this regard, the Company notes that Section 11(g) of the Purchase Agreement and Section 9 of the Registration Rights Agreement prohibit Aspire Capital from assigning its rights or obligations under either agreement.

5.	Please revise to describe the “Maturity Date” of your Purchase Agreement, mentioned in Section 10(h) of Exhibit 10.31, and the purpose and effect of the “Termination Fee,” mentioned in Section 11(k)(vi) of Exhibit 10.31.

The Company has revised its disclosure on pages 25 and 26 of Amendment No. 1 in response to the Staff’s comment to describe the purpose of the Termination Fee and to note that the Purchase Agreement automatically terminates 24 months from the date of commencement of funding under the agreement, which occurs when the conditions of Sections 6 and 7 are met. The end of this 24-month period is referred to as the “Maturity Date.”
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Five
6.	Section 11(k)(vi) of Exhibit 10.31 appears to impose a penalty if you do not sell to the selling stockholder all of the securities subject to the agreement therefore, the contract appears in substance to reflect an understanding that you will sell all of the shares subject to the agreement. Please tell us why you believe it is appropriate to characterize such a transaction as an indirect primary offering of securities underlying an equity line of credit; it appears that this transaction might instead be a primary offering which, by signing the purchase agreement, you began before you filed this registration statement. In this regard:
•	note that, before you file a registration statement related to a primary offering, it is generally inappropriate to begin the offering unless the offering is exempt from registration and you do not intend to file a registration statement;

•	if the transaction is in substance a primary offering, please tell us when you plan to engage a registered broker-dealer in connection with the offering; and

•	if the investor has not yet provided all of the consideration required to retain the commitment shares, please provide us your analysis supporting why you believe it is appropriate to register the commitment shares for resale at this time
The Company notes the Staff’s comment and respectfully submits that the Termination Fee set forth in Section 11(k)(vi) of the Purchase Agreement is not a penalty to the Company for failure to sell the entire $10.0 million of common stock. Instead, the Termination Fee would be paid to the Company by Aspire Capital if the Company chooses not to sell to Aspire Capital the entire $10.0 million of common stock issuable under the Purchase Agreement.

The Company agreed to pay in shares of its common stock a commitment fee to Aspire Capital in connection with entry into the Purchase Agreement. Pursuant to Section 4(e) of the Purchase Agreement, the Company issued 295,567 shares of common stock to Aspire Capital upon signing of the Purchase Agreement. These shares are referred to as “Commitment Shares” in the Purchase Agreement and the applicable prospectus included in the Registration Statement. The Commitment Shares are owned by Aspire Capital without any contractual limitations, and Aspire Capital’s ownership of such shares is absolute and unconditional.

In recognition of the fact that the Company provided the Commitment Shares in connection with the entry into the Purchase Agreement and the fact that the Company has no obligation to, and may chose not to, sell any of the $10.0 million of common stock to Aspire Capital pursuant to the Purchase Agreement by the Maturity Date, Aspire Capital agreed that it would make a payment to the Company in an amount based on any unfunded amount remaining under the Purchase Agreement on the Maturity Date. The calculation and method of payment of the amount of this payment, the Termination Fee, is set forth in Section 11(k)(vi) of the Purchase Agreement. Rather than a penalty on the Company for failure to sell the entire $10.0 million available under the Purchase Agreement by the Maturity Date, the Termination Fee requires Aspire Capital to make a payment to the Company that is equivalent to a portion of the value of the Commitment Shares received in connection with its entry into the Purchase Agreement with the Company.
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Six
Further, the Company respectfully submits that there is no written or implicit understanding between the Company and Aspire Capital that the Company will sell any shares to Aspire Capital under the Purchase Agreement, much less the entire amount available under the agreement. In this regard, pages 2 and 24 of the applicable prospectus included in the Registration Statement state clearly:

“There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement.” (Emphasis added.)

Moreover, the risk factor on page 5 states:

“This prospectus relates to the sale by Aspire Capital of the 295,567 shares of our common stock, referred to as the Commitment Shares, that we have issued to Aspire Capital and up to an additional $10.0 million of our common stock that we may sell to Aspire Capital under the Purchase Agreement. It is anticipated that these additional shares will be sold to Aspire Capital over a period of up to 24 months from the date of this prospectus. The number of shares ultimately offered for sale by Aspire Capital is dependent upon the number of shares that we elect to sell to Aspire Capital under the Purchase Agreement. Depending upon market liquidity at the time, sales of shares of our common stock to Aspire Capital under the Purchase Agreement may cause the trading price of our common stock to decline...” (Emphasis added.)

The Company also respectfully submits that this transaction fits directly within the guidance on indirect primary offerings set forth in Securities Act Sections Question 139.19 of the C&DIs. In this regard:
•	On December 14, 2010, the Company and Aspire Capital entered into the Purchase Agreement. This agreement provided for the issuance of the Commitment Shares by the Company in consideration for Aspire Capital entering into the Purchase Agreement and irrevocably bound Aspire Capital to purchase up to $10.0 million of common stock of the Company over a period of 24 months, subject to the terms and conditions set forth in the Purchase Agreement — i.e., only the Company has the right to put shares to Aspire Capital under the Purchase Agreement, and Aspire Capital is irrevocably bound to purchase the shares upon receipt of a put notice from the Company under the Purchase Agreement. This private placement was entered into in reliance on the exemption from Securities Act registration set forth in Rule 506 of Regulation D. The Registration Statement relating to the resale by Aspire Capital of the Commitment Shares and up to 4,635,180 additional shares of common stock that may be sold to Aspire Capital pursuant to the Purchase Agreement was filed on December 15, 2010. Therefore, the Company completed the private transaction with Aspire Capital prior to the filing of the Registration Statement containing the prospectus relating to the resale of such shares.
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Seven
•	The “resale” Registration Statement filed on December 15, 2010 was on a form that the Company is eligible to use for a primary offering. In this regard, the Company relied upon Securities Act Sections Question 139.19 of the C&DIs to register this indirect primary on Form S-3 pursuant to General Instruction I.B.6, as the Company was otherwise eligible to use General Instruction I.B.6 and the total amount of securities issuable under the Purchase Agreement represented no more than one-third of the Company’s public float at the time of execution of the Purchase Agreement. However, as noted above in response to comment #3, the Company is now primarily eligible to use Form S-3 and has pre-effectively amended this Registration Statement through Amendment No. 1 to no longer rely upon General Instruction I.B.6.

•	In the applicable prospectus, Aspire Capital is identified as both an underwriter and a selling stockholder.
Based on the analysis above, the Company respectfully submits that the transaction is properly characterized as an indirect primary offering of securities.

7.	If you believe that your transaction is merely an indirect primary offering, please provide us your analysis supporting your belief that the selling stockholder is irrevocably bound to purchase the shares that you elect to sell under the agreement. For example, we note:
•	Section 7(d) of the Exhibit 10.31 appears to provide the investor discretion regarding whether the opinion is acceptable;

•	it appears that purchases are not prohibited if the conditions in Section 7 of Exhibit 10.31 are not satisfied, but rather the investor has discretion regarding whether to proceed;

•	termination upon occurrence of the events in section 11(k) of exhibit 10.31 is discretionary;

•	the definition of default as mentioned on page 26 that excludes breaches that are “reasonably curable” appears to provide discretion regarding whether a default has occurred; and

•	the attempt on page 4 of Exhibit 10.31 to define a material adverse change and the inclusion of a “reasonable” clause on page 6.
In this regard, if as a result of staff comments or otherwise, you elect to revise the terms of your transactions, note that it is generally inappropriate to revise or negotiate revisions of the terms of an offering while the related shares are subject to a pending registration statement.
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Eight
The Company notes the Staff’s comment and respectfully submits its view that the transaction is an indirect primary offering and that Aspire Capital is irrevocably bound to purchase any shares that the Company elects to put to Aspire Capital under the Purchase Agreement. In support of this view, we respectfully submit the following analysis regarding the operation of the Purchase Agreement and the transaction described in the applicable prospectus included in the Registration Statement:
General Operation of the Purchase Agreement
Pursuant to Section 1 of the Purchase Agreement, the Company has the right to sell to Aspire Capital, and Aspire Capital has the obligation to purchase from the Company, up to $10.0 million of Company common stock (the “Purchase Shares”). However, the Company may not issue or sell more than a total of 4,930,747 shares of common stock pursuant to Section 1(g) of the Purchase Agreement. As the Company had already issued 259,567 shares of common stock as Commitment Shares to Aspire Capital (in consideration for entering into the Purchase Agreement) prior to the filing of the Registration Statement, the Company may sell only up to an additional 4,635,180 shares to Aspire Capital under the Purchase Agreement.
Commencement of Purchases of Common Stock
We respectfully submit that Section 1(a) of the Purchase Agreement states that puts by the Company and resulting purchases by Aspire Capital under the agreement may occur only after the “Commencement Date” — the date on which the conditions set forth in Sections 6 and 7 are met. As of the time that the Company and Aspire Capital entered into the Purchase Agreement, each of the conditions of Sections 6 and 7 were objective conditions outside of the control of Aspire Capital. As such, as of the Commencement Date, the Company has the right to put shares of common stock to Aspire Capital under the Purchase Agreement, and Aspire Capital is irrevocably bound to purchase any and all of such shares. Further, as set forth in Section 7 of the Purchase Agreement, “[o]nce such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred[.]” Accordingly, as set forth in the Purchase Agreement and in the disclosure in the applicable prospectus included in the Registration Statement, Aspire Capital has no discretion as to whether it will accept any put of shares by the Company — at any time that the Company puts shares to Aspire Capital under the Purchase Agreement, Aspire Capital is irrevocably bound to purchase those shares. The Company and Aspire Capital, therefore, respectfully submit that the conditions to commencement of sales pursuant to the Purchase Agreement, as set forth in Sections 6 and 7, are objective, outside of the control of Aspire Capital, and do not extend beyond the Commencement Date of the transaction and, as such, do not impact the conclusion that Aspire Capital is irrevocably bound to pay for and accept all the shares underlying the Purchase Agreement.
With regard to the specific examples in comment #7 —
•	Section 7(d) of the Exhibit 10.31 appears to provide the investor discretion regarding whether the opinion is acceptable;
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Nine
The Company and Aspire Capital represent to the Staff that the parties mutually agreed upon the form of the legal opinion referenced in Section 7(d) of the Purchase Agreement prior to the signing of the Purchase Agreement. As such, there was no discretion with regard to this opinion — on the part of either the Company or Aspire Capital — as of the time of signing the Purchase Agreement or thereafter.
•	it appears that purchases are not prohibited if the conditions in Section 7 of Exhibit 10.31 are not satisfied, but rather the investor has discretion regarding whether to proceed;
As discussed above, the Company respectfully submits that puts of shares under the Purchase Agreement may occur only after the “Commencement Date” — the date on which the conditions set forth in Sections 6 and 7 are met. As of the time that the Company and Aspire Capital entered into the Purchase Agreement, each of the conditions of Sections 6 and 7 were objective conditions outside of the control of Aspire Capital. As such, as of the Commencement Date, the Company has the right to put shares of common stock to Aspire Capital under the Purchase Agreement, and Aspire Capital is irrevocably bound to purchase any and all of such shares. Further, as set forth in Section 7 of the Purchase Agreement, “[o]nce such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred[.]” Accordingly, as set forth in the Purchase Agreement and in the disclosure in the applicable prospectus included in the Registration Statement, Aspire Capital has no discretion as to whether it will accept any put of shares by the Company — at any time that the Company puts shares to Aspire Capital under the Purchase Agreement, Aspire Capital is irrevocably bound to purchase those shares. The Company and Aspire Capital, therefore, respectfully submit that the conditions to commencement of sales pursuant to the Purchase Agreement, as set forth in Section 7, are objective, outside of the control of Aspire Capital, and do not extend beyond the Commencement Date of the transaction and, as such, do not impact the conclusion that Aspire Capital is irrevocably bound to pay for and accept all the shares underlying the Purchase Agreement.
•	termination upon occurrence of the events in section 11(k) of exhibit 10.31 is discretionary;
The Company respectfully submits that termination of the Purchase Agreement upon any occurrence of the events set forth in Section 11(k) is not discretionary. The Company’s belief in this regard is based upon the following: (i) Section 11(k) sets forth the only manners in which the Purchase Agreement may be terminated; (ii) each situation in which the Purchase Agreement may be terminated is premised upon the occurrence of an event that is objectively determinable and outside of the control of Aspire Capital; and (iii) the occurrence of any of the events set forth in Section 11(k) would not provide any discretion to Aspire Capital with regard to the purchase of any shares put to Aspire by the Company.
•	the definition of default as mentioned on page 26 that excludes breaches that are “reasonably curable” appears to provide discretion regarding whether a default has occurred;
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Ten
Section 9(e) of the Purchase Agreement (and the relevant portion of the description in the prospectus on page 26) states that an “Event of Default” shall be deemed to have occurred at any time “the Company breaches any covenant or other term or condition under any Transaction Document if such breach could have a Material Adverse Effect and except, in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least five (5) Business Days.” The Company respectfully submits that this clause does not provide Aspire Capital with any discretion as to whether an Event of Default has occurred or whether it is obligated to purchase the shares underlying the Purchase Agreement. Rather, the referenced clause relates only to the time period of the applicable cure period. As such, the referenced clause does not impact the analysis as to whether Aspire Capital is irrevocably bound to purchase the shares under the Purchase Agreement.
•	the attempt on page 4 of Exhibit 10.31 to define a material adverse change and the inclusion of a “reasonable” clause on page 6.
Section 3(a) of the Purchase Agreement states:
As used in this Agreement, “Material Adverse Effect” means any material adverse effect on any of: (i) the business, properties, assets, operations, results of operations or financial condition of the Company and its Subsidiaries, if any, taken as a whole, or (ii) the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined in Section 3(b) hereof).
The Company respectfully submits that the definition above was provided as part of a customary clause providing general and objective parameters for the Company in making customary representations and warranties to Aspire Capital. In fact, such term is used only in Section 3, in reference to the Company’s representations and warranties, and in Section 9(e), in reference to a breach of covenant or other condition of the Transaction Documents. Further, the Company respectfully submits that this language does not define when an adverse effect would become “material.” Instead, this language indicates that, if a material adverse effect occurs, it would be deemed to be a “Material Adverse Effect” for purposes of the Purchase Agreement only if it relates to the matters set forth in subparts (i) and (ii). In this regard, the referenced language indicates that “Material Adverse Effect” means any material adverse effect on any of...” It is important to note that this language does not define or describe an adverse event or effect that would be “material” — it assumes a material adverse effect has occurred (without definition) and then states that it will be a “Material Adverse Effect” only if that material adverse effect is “on any of” the listed matters.
Pursuant to the Purchase Agreement, the Company is not required to “bring down” its representations and warranties at each put, but only at signing of the Purchase Agreement (which occurred prior to the filing of the Registration Statement) and on the Commencement Date. See Section 7(e). Moreover, the Purchase Agreement does not contain any provision limiting the ability of the Company to put shares to Aspire Capital if a Material Adverse Change has occurred. Therefore, the Purchase Agreement’s inclusion of a clause that defines Material Adverse Change does not provide Aspire Capital with discretion to reject or delay a put under the agreement. The general and objectively determinable conditions to the Company’s ability to
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Eleven
put shares to Aspire Capital are set forth in the Purchase Agreement. No provisions of the Purchase Agreement allow Aspire Capital to delay or refuse acceptance of a put after the Commencement Date — Aspire Capital is irrevocably bound to purchase all of the shares underlying the Purchase Agreement.
With regard to the inclusion of the word “reasonably” in the Company representations and warranties in Section 3 (on page 6) of the Purchase Agreement, the Company respectfully submits that this is the language of the representations and warranties it provided to Aspire Capital in connection with the transaction. It does not permit or require a determination by Aspire Capital regarding any matter and, as such, does not create any ambiguity or permit any discretion regarding the obligation of Aspire Capital to purchase any and all shares put to it by the Company under the Purchase Agreement.
Conclusion
For the reasons set forth above, the Company respectfully submits that the transaction described in the applicable prospectus included in the Registration Statement and memorialized in the Purchase Agreement is a valid indirect primary offering of securities, and that Aspire Capital was irrevocably bound to purchase any and all shares that the Company elects to sell under that agreement prior to the filing of the Registration Statement. We further note that none of the clauses or language noted in the Staff’s comment are constraints or conditions to the required payment for and acceptance of shares by Aspire Capital pursuant to put notices from the Company under the Purchase Agreement. Accordingly, we do not believe that revision of any of the terms of this offering is necessary to comply with the Staff’s guidance regarding indirect primary offerings.
8.	Please tell us the purpose of your statement “(as principal)” in the fourth paragraph. Does the transaction involve other parties?

Aspire Capital is not a registered broker-dealer, the affiliate of a registered broker-dealer or a placement agent. As such, Aspire Capital will purchase all the securities sold pursuant to the Purchase Agreement as principal for its own account, rather than as an agent for the accounts of others.
Amount of Potential Proceeds to be Received under the Purchase Agreement — page 26
9.	Please revise where appropriate to clarify the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the common stock purchase agreement. If you are not likely to receive the full amount, please include an explanation of why you chose the particular dollar amount of the agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of Amendment No. 1 to clarify the likelihood that the Company will ever receive, or will ever need, based on its disclosed business plans, the full amount of proceeds available under the common stock purchase agreement.
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Twelve
Selling Stockholder, page 27
10.	With a view toward appropriate disclosure, please tell us whether you have previously entered into any transactions with Aspire Capital Fund, LLC or its affiliates.

The Company had not entered into any transaction with Aspire Capital Fund, LLC, or its affiliates prior to the transactions described in the Registration Statement.
Plan of Distribution, page 28
11.	Given that the selling stockholder is an underwriter, please tell us why you believe it is appropriate to claim that an underwriter could sell shares pursuant to Rule 144 as you suggest in the third paragraph.

In response to the Staff’s comment, the referenced disclosure has been deleted from page 28 of the applicable prospectus.

12.	Please tell us “the other means not described in this prospectus” by which Aspire Capital Fund, LLC may transfer its shares, mentioned in the third paragraph. Also, tell us why you believe you need not disclose those “other means” in the prospectus.

In response to the Staff’s comment, the referenced disclosure has been deleted from page 28 of the applicable prospectus.
Undertakings, page II-1
13.	Please provide the undertaking required by Regulation S-K Item 512(a)(6).

The Company notes the Staff’s comment. As set forth in response to the Staff’s comments numbered 6 and 7 above, the transaction with Aspire Capital is an indirect primary offering, not a direct primary offering. Accordingly, the Company did not initially include the undertaking required by Regulation S-K item 512(a)(6), which pertains to direct primary offerings. Notwithstanding the foregoing, the Company does not object to including such undertaking and has, accordingly, included such undertaking on page II-3 of Amendment No. 1 in response to the Staff’s comment.
Exhibit 10.31
14.	Please file the complete agreement with all attachments, including schedules. Also, provide us your analysis of why you believe you need not file the Mutual Nondisclosure Agreement, mentioned in Section 11(e) of Exhibit 10.31.

In response to the Staff’s comment, the Company has filed as Exhibit 10.31.1 the disclosure schedule to the Purchase Agreement, which is the only exhibit or schedule previously omitted. The Company does not consider the Mutual Nondisclosure Agreement, mentioned in Section 11(e) of Exhibit 10.31, a material agreement required
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 13, 2011
Page Thirteen
to be filed by Item 601(b)(10) of Regulation S-K. Under Item 601(b)(10), an agreement must be filed only if it is (x) made outside the ordinary course of business, (y) material to the registrant and (z) to be performed in whole or in part at or after the filing of the registration statement (or was entered into not more than two years before such filing). While the nondisclosure agreement is to be performed in whole or in part at or after the filing of the Registration Statement, it was made in the ordinary course of business and is not material to the Company, and, accordingly, is not required to be filed pursuant to Item 601(b)(10)(i). Additionally, the nondisclosure agreement is not the type of agreement subject to Item 601(b)(10)(ii) or (iii). Finally, as the nondisclosure agreement is neither a schedule nor exhibit to any other agreement filed by the Company as an exhibit to the Registration Statement, the Company has not filed such agreement as an exhibit to the Registration Statement.
* * *
Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5180.
Sincerely,
/s/Suzanne Sawochka Hooper
Suzanne Sawochka Hooper
Cc:	Bernard A. Hausen, M.D., Ph.D., via e-mail Robert Y. Newell IV, via e-mail Martin Dunn, Esq., via e-mail
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM